Filed by Kensington Capital Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. VI

Commission File No. 001-43176

Date: September 22, 2026

On September 22, 2026, Nth Cycle, Inc. (“Nth Cycle”), a party to the proposed Business Combination (as defined below) with Kensington Capital Acquisition Corp. VI (“Kensington”), issued the following press release:

Nth Cycle Announces Binding Term Sheet for Strategic Partnership with Glencore Ltd. with a 10-year Projected Value of over $1 Billion

BURLINGTON, Mass., September 22, 2026 —Nth Cycle, a pure play critical minerals refining company, has announced a binding term sheet with Glencore Ltd., representing an estimated 10-year off-take value over $1 billion, based on forecasted pricing figures as of the second quarter of 2026. The signing ceremony, held today at Glencore’s NYC offices, was attended by Megan O’Connor, CEO and Co-Founder of Nth Cycle and Jyothish George, Head of Marketing, Metals, and Bulks at Glencore.

The partnership’s key commercial arrangements are centered on Project SHIELD, Nth Cycle’s planned battery materials refining facility, including:

•	100% of the black mass supply for the facility, from Glencore’s commercial network and already operational US shredding assets;

•	The offtake of Nth Cycle’s high purity mixed hydroxide product (MHP) and battery-grade lithium carbonate; and

•	Assessment of an existing, developed Glencore site in the U.S. to accelerate build-out.

The collaboration also provides for joint exploration to deploy Nth Cycle’s OYSTER system for black mass refining in Europe, as well as rare earth and copper recovery globally.

With this, Nth Cycle has binding term sheets that represent 100% of its projected feedstock and offtake needs for Project SHIELD. Spurred by federal policy and funding announcements, the deal also aligns with the recent U.S. black mass export controls and the $100m grant Nth Cycle was selected for by the Department of Energy’s Office of Critical Minerals and Energy Innovation.

“Partnering with Glencore represents another significant step forward for Nth Cycle and a strong and resilient domestic critical mineral supply chain,” said Megan O’Connor, CEO and Co-Founder of Nth Cycle. “With their premiere global network, this agreement helps guarantee Project SHIELD will have the feedstock and off-take needed to meet the soaring market demand for critical materials – with significant opportunities to deploy our OYSTER system for copper and rare earth elements as well.”

Jyothish George, Head of Marketing, Metals and Bulks, Glencore, commented: “Nth Cycle has been at the forefront of building domestic US refining capacity, and we are pleased to be partnering with them. By supplying black mass from our US operations and taking the refined product to market, we can help close the loop in the supply of critical minerals for our US customers.”

The parties are targeting to execute definitive agreements relating to the black mass supply and offtake of MHP and battery-grade lithium carbonate by the end of 2026.

About Nth Cycle

Nth Cycle is a critical minerals midstream refining company building the technology and infrastructure needed for Western supply chains. The company addresses the structural bottleneck of foreign dependence to process domestic critical mineral resources with its modular OYSTER system and proprietary electroextraction platform. Combined, they dramatically lower capital intensity, deployment time and emissions to convert industrial scrap, black mass, primary and waste feeds into intermediate and refined products within the battery materials, copper and rare earth value chains. These advancements enable the domestic production and allied partnerships vital to industrial competitiveness, economic growth, and national security.

Nth Cycle previously entered into a Business Combination Agreement with Kensington Acquisition Corp. VI (NYSE: KCAC.U, KCA.U, and KCAC.W), pursuant to which the combined company will be renamed “Nth Cycle Holdings, Inc.” and is expected to trade on the New York Stock Exchange under the ticker symbol “NTH.”

About Glencore

Glencore is one of the world’s largest global diversified natural resource companies and a major producer and marketer of more than 60 commodities. Through a network of assets, customers and suppliers that spans the globe, we produce, process, recycle, source, market and distribute the commodities that advance everyday life.

With over 140,000 employees and contractors and a strong footprint in over 30 countries in both established and emerging regions for natural resources, our marketing and industrial activities are supported by a global network of offices.

Glencore’s customers are principally industrial consumers, such as those in the automotive, steel, power generation, battery manufacturing and oil sectors. Glencore also provides financing, logistics and other services to producers and consumers of commodities.

Cautionary Note Regarding Forward-Looking Statements

This press release contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27(a) of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected benefits to Nth Cycle of the commercial partnership with Glencore, and the estimated value of the commercial arrangement.

These statements are based on the current expectations of Nth Cycle and are not predictions of actual performance. These forward-looking statements are not intended to serve as, and must not be relied on, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Nth Cycle. While Nth Cycle may elect to update these forward-looking statements in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Nth Cycle’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Important Information for Investors and Shareholders

The transactions contemplated by the Business Combination Agreement (the “Business Combination”) will be submitted to shareholders of Kensington for their consideration. In connection with the Business Combination, Kensington has filed a Registration Statement on Form S-4, dated September 18, 2026 (File No. 333-298998) (the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Kensington in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Kensington and securityholders of Nth Cycle in connection with the completion of the Business Combination. After the Registration Statement is declared effective, Kensington will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This press release is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Kensington will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus, which will become available after the Registration Statement has been declared effective by the SEC, will be mailed to shareholders of Kensington as of a record date to be established for voting on the Business Combination. Shareholders of Kensington will also be able to obtain copies of the definitive proxy statement/prospectus without charge, once available, by directing a request to: Kensington Capital Acquisition Corp. VI, 1400 Old Country Road, Suite 301, Westbury, NY 11590.

Participants in the Solicitation

Kensington and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Kensington’s shareholders with respect to the Business Combination. Information about the directors and executive officers of Kensington is set forth in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Registration Statement and other relevant materials to be filed with the SEC regarding the Business Combination and related transactions when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Nth Cycle, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Kensington’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Media Contact

James McCusker

Alpha Advisory Group

NTH@alpha-ir.com

Additional Information

The business combination (the “Business Combination”) between Kensington and Nth Cycle will be submitted to shareholders of Kensington for their consideration. In connection with the Business Combination, Kensington has filed a Registration Statement on Form S-4, dated September 18, 2026 (File No. 333-298998) (the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Kensington in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Kensington and securityholders of Nth Cycle in connection with the completion of the Business Combination. After the Registration Statement is declared effective, Kensington will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Kensington will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus, which will become available after the Registration Statement has been declared effective by the SEC, will be mailed to shareholders of Kensington as of a record date to be established for voting on the Business Combination. Shareholders of Kensington will also be able to obtain copies of the definitive proxy statement/prospectus without charge, once available, by directing a request to: Kensington Capital Acquisition Corp. VI, 1400 Old Country Road, Suite 301, Westbury, NY 11590.

Participants in the Solicitation

Kensington and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Kensington’s shareholders with respect to the Business Combination. Information about the directors and executive officers of Kensington is set forth in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Registration Statement and other relevant materials to be filed with the SEC regarding the Business Combination and related transactions when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Nth Cycle, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Kensington’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement.

Forward Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27(a) of the Securities Act of 1933 (the “Securities Act”) and Section 21(e) of the Securities Exchange Act of 1934. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of New Nth Cycle following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for New Nth Cycle and other statements that are not historical facts.

These statements are based on the current expectations of the management of Kensington and/or Nth Cycle and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kensington and Nth Cycle. These statements are subject to a number of risks and uncertainties regarding Nth Cycle’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by shareholders of Kensington in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Nth Cycle or Kensington for the Business Combination is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of the business of Nth Cycle and the timing of expected business milestones; the effects of competition on Nth Cycle’s business; the ability of New Nth Cycle to execute its growth strategy and secure sufficient capital to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Nth Cycle to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Kensington and Nth Cycle presently do not know or that Kensington and Nth Cycle currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Kensington’s and Nth Cycle’s expectations, plans or forecasts of future events and views as of the date of this communication. Kensington and Nth Cycle anticipate that subsequent events and developments will cause their assessments to change. However, while Kensington and Nth Cycle may elect to update these forward-looking statements in the future, Kensington and Nth Cycle specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Kensington’s or Nth Cycle’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved. This communication contains preliminary information only, is subject to change at any time, and is not, and should not be assumed to be, complete or constitute all of the information necessary to adequately make an informed decision regarding any potential investment in connection with the Business Combination.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.